Exhibit 99.3

1 August 12, 2025 Second Quarter 2025 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 76 mm Adj. DE¹ 2Q’25 17 mm Realized Performance Fees 2Q’25 0.15 Quarterly Dividend US$ 12 bn Appreciation & Capital Formation 2Q’25 R$ + 87 % YoY + 30 % YoY 1.20 Adj. DE per share² 2Q’25 R$ Second Quarter 2025 Highlights R$ R$ The final closing of VICC brought the total fund size to R$1.8 billion , making it the largest Infrastructure vintage in Vinci Compass’ history Divestment in one of our Infrastructure funds within the Real Assets segment contributed not only to realized performance fees, but also to GP investment income in the 2Q’25 R$12 billion in appreciation, capital subscriptions and net inflows in the 2Q’25 across various strategies, driven primarily by Global IP&S, Credit and Equities See notes and definitions at end of document

4 Financial Highlights

Second Quarter 2025 Segment Earnings

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	Δ YoY(%)	2Q'24 YTD	2Q'25 YTD	Δ YoY(%)
Net revenue from management fees	114,134	195,529	195,569	71%	210,589	391,098	86%
Net revenue from advisory fees	11,481	24,853	26,220	128%	21,840	51,073	134%
Other revenues	–	11,262	10,944	N/A	–	22,206	N/A
Total Fee Related Revenues	**125,615**	**231,644**	**232,733**	**85%**	**232,429**	**464,377**	**100%**
Segment personnel expenses	(7,556)	(20,125)	(20,682)	174%	(14,893)	(40,807)	174%
Other G&A expenses	(6,535)	(15,431)	(17,423)	167%	(12,030)	(32,854)	173%
Placement fee amortization and rebates	(490)	(21,015)	(17,792)	3,531%	(991)	(38,807)	3,816%
Corporate center expenses	(25,750)	(77,652)	(78,484)	205%	(46,837)	(156,136)	233%
Bonus compensation related to management and advisory	(23,380)	(31,744)	(33,127)	42%	(42,128)	(64,871)	54%
Total Fee Related Expenses	**(63,711)**	**(165,967)**	**(167,509)**	**163%**	**(116,879)**	**(333,476)**	**185%**
FEE RELATED EARNINGS (FRE)	**61,904**	**65,677**	**65,224**	**5%**	**115,550**	**130,901**	**13%**
FRE Margin (%)	*49.3%*	*28.4%*	*28.0%*		*49.7%*	*28.2%*	
FRE per share[1] (R$/share)	*1.16*	*1.04*	*1.03*	*(11)%*	*2.17*	*2.07*	*(5)%*
Net revenue from performance fees	5,613	3,077	8,342	49%	7,886	11,419	45%
Performance based compensation	(2,503)	(1,350)	(3,683)	47%	(3,512)	(5,033)	43%
PERFORMANCE RELATED EARNINGS (PRE)	**3,110**	**1,727**	**4,660**	**50%**	**4,374**	**6,387**	**46%**
PRE Margin (%)	*55.4%*	*56.1%*	*55.9%*		*55.5%*	*55.9%*	
(-) Unrealized performance fees	3,483	–	8,711	150%	3,483	8,711	150%
(+) Unrealized performance compensation	(1,233)	–	(3,083)	150%	(1,233)	(3,083)	150%
(+) Realized GP investment income	12,379	4,285	13,576	10%	16,785	17,861	6%
SEGMENT DISTRIBUTABLE EARNINGS	**79,643**	**71,689**	**89,088**	**12%**	**138,959**	**160,777**	**16%**
Segment DE Margin (%)	*54.1%*	*30.0%*	*33.8%*		*53.3%*	*32.0%*	
(+) Depreciation and amortization	1,873	3,361	2,779	48%	3,764	6,140	63%
(+) Realized financial income	11,421	14,423	21,804	91%	23,783	36,227	52%
(-) Leasing expenses	(2,076)	(3,758)	(3,722)	79%	(4,292)	(7,480)	74%
(-) Other items[2]	(17,517)	(14,004)	(20,758)	19%	(26,753)	(34,762)	30%
(-) Non-operational expenses[3]	(11,674)	(255)	(618)	(95)%	(13,007)	(873)	(93)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,872)	(9,378)	(13,236)	(11)%	(27,359)	(22,614)	(17)%
DISTRIBUTABLE EARNINGS (DE)	**46,797**	**62,078**	**75,337**	**61%**	**95,094**	**137,415**	**45%**
DE Margin (%)	*29.5%*	*24.5%*	*26.4%*		*33.4%*	*25.5%*	
DE per share (R$/share)[4]	*0.88*	*0.98*	*1.19*	*36%*	*1.79*	*2.17*	*22%*
(+) Non-operational expenses (including Income Tax effect)	11,604	228	422	(96)%	12,912	650	(95)%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**58,401**	**62,306**	**75,759**	**30%**	**108,006**	**138,065**	**28%**
Adjusted DE Margin (%)	*36.8%*	*24.6%*	*26.6%*		*38.0%*	*25.6%*	
Adjusted DE per share[5] (R$/share)	*1.10*	*0.98*	*1.20*	*9%*	*2.03*	*2.18*	*8%*

5

See notes and definitions at end of document

VINCI COMPASS

6 25 232 230 8 29 30 16 16 16 9 15 16 11 12 12 69 305 304 2Q'24 1Q'25 2Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AUM 2Q’25 vs 1Q’25 vs. 2Q’24 ( R$bn ) • Total assets under management and advisory (AUM¹) of R$304.1 billion, up 339% year - over - year, mostly driven by the combination with Compass, and the acquisition of Lacan. • New capital formation in the 2Q’25 totaled R$3.6 billion, driven by net inflows and capital subscriptions across Global IP&S, Credit, and Real Assets. • Portfolio appreciation of R$8.1 billion in the quarter, combined with R$3.6 billion in capital formation, was offset by R$11.8 billion in negative FX variation, primarily from U.S. Dollar - denominated Global IP&S funds. R$11.8 billion See notes and definitions at end of document 74% 18% 8% 4% (4)% Capital Formation & Appreciation 2Q'25 Global IP&S Credit Equities Real Assets Private Equity

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$49.4 billion in the 2Q'25.
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3].

- Gross accrued performance fees of R$339.7 million in the 2Q'25.
- The VCP strategy in Private Equity accounted for R$310.8 million in accrued performance fees, or 91% of total accrued performance fees.

Performance Eligible AUM



R$49 bn
27%
20%
22%
12%
19%

Gross Accrued Performance Fees



Private Equity
Global IP&S
Credit
Real Assets
Equities
R$340 mm
1%
2%
6%
92%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the second quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$310.8 million, Credit funds of R$21.7 million, Real Assets funds of R$4.2 million, and Global IP&S of R$1.2 million, as of the end of the second quarter of 2025, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Fee related revenues totaled R$232.7 million in the quarter, up 85% year-over-year, pushed by growth in management fees, advisory fees and the addition of other revenue streams.

Catch-up fees of R$6.3 million in the quarter, coming from new client commitments to our Infrastructure Climate Change strategy.

Advisory fees of R$26.2 million in the quarter, composed of upfront fees charged for third-party distribution alternative commitments in Global IP&S segment, as well as fees from Corporate Advisory segment.

Other revenues totaled R$10.9 million in the 2Q'25, consisting of custody & execution and fund services fees.



Fee Related Revenues 2Q'25 vs. 2Q'24
(R$mm)
+85%
126
11
114
233
11
26
196
2Q'24
2Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 2Q'25 YTD vs. 2Q'24 YTD
(R$mm)
+100%
232
22
211
464
22
51
391
2Q'24 YTD
2Q'25 YTD
Management fees
Advisory fees
Other revenues

8

VINCI COMPASS

Realized GP Investment and Financial Income

Realized GP Investment[1] and Financial Income[2] of R$35.4 million in the 2Q'25, up 49% year-over-year. This growth reflects the capital return from our GP commitment in FIP Transmissão, combined with solid results from the liquid portfolio.

Total GP Investment and Financial Income accounted for R$54.1 million over the 2Q'25 YTD, up 33% when compared to the 2Q'24 YTD.



Realized GP Investment and
Financial income 2Q'25 vs. 2Q'24
(R$mm)
+49%
24
12
11
35
14
22
2Q'24
2Q'25
Realized Financial Income
Realized GP Investment Income



Realized GP Investment and
Financial income 2Q'25 YTD vs. 2Q'24 YTD
(R$mm)
+33%
41
17
24
54
18
36
2Q'24 YTD
2Q'25 YTD
Realized Financial Income
Realized GP Investment Income

9

See notes and definitions at end of document

Financial Metrics

2Q'25 overview

Fee Related Earnings
of R$65.2 million and R$1.03/share

- Catch-up fees in the 2Q'24 were higher due to the fundraising cycle of VCP IV. Excluding catch-up fees in the 2Q'24 and 2Q'25, FRE grew by 25%.

Performance Related Earnings
of R$4.7 million and R$0.07/share

- Net performance fees recognized across Credit, Equities, Global IP&S and Real Assets segments.

Adjusted Distributable Earnings
of R$75.8 million and R$1.20/share

- Growth in Adjusted DE both on nominal and per share basis, enhanced by stronger realized performance fees and realized GP investment income.

Fee Related Earnings (FRE)
(R$mm)



49%
28%
+5%
62
65
1.16
1.03
2Q'24
2Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)



55%
56%
+50%
3
5
0.06
0.07
2Q'24
2Q'25
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)



37%
27%
+30%
58
76
1.10
1.20
2Q'24
2Q'25
Adj. DE per share
% Adj. DE margin

VINCI COMPASS

10

Financial Metrics

2Q'25 YTD overview

Fee Related Earnings
of R$130.9 million and R$2.07/share

- Stronger management and advisory fees over the first half of 2025, driven by a combination of organic fundraising and inorganic transactions.

Performance Related Earnings
of R$6.4 million and R$0.10/share

- Growth driven by realized performance fees in the 2Q'25 across Credit, Equities, Global IP&S and Real Assets.

Adjusted Distributable Earnings
of R$138.1 million and R$2.18/share

- Adj. DE in the 2Q'25 YTD reflects the combined effect of growth in FRE and PRE, driven by our acquisitions, organic fundraising and performance across funds impacting performance fees and GP investment income.

Fee Related Earnings (FRE)
(R$mm)


50%
28%
+13%
116
131
2.17
2.07
2Q'24 YTD
2Q'25 YTD
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


55%
56%
+46%
4
6
0.08
0.10
2Q'24 YTD
2Q'25 YTD
PRE per share
% PRE margin

Adjusted Distributable Earnings (DE)
(R$mm)


38%
26%
+28%
108
138
2.03
2.18
2Q'24 YTD
2Q'25 YTD
Adj. DE per share
% Adj. DE margin

11

VINCI COMPASS

12 25% 21% 15% 14% 14% 5% 3% 3% Fair Value of Investments - GP Commitment Balance Sheet Highlights & GP Commitments 2Q'25 1Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 189.2 163.8 Cash and cash equivalents¹ 1,131.1 1,200.4 Net Investments 407.7 503.0 Liquid funds² 723.4 697.4 GP Fund Investments³ (558.2) (552.7) Debt obligations 4 762.1 811.4 Net Cash and Investments 12.05 12.81 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$ 762.1 million in the 2Q’25, including cash and cash equivalents, investments in liquid funds, GP stakes and debt obligations R$ 723.4 mm 27% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Commited R$1.4 billion

Our GP Commitments are a long-term strong value creator

As of 2Q'25, Vinci Compass had R$1,421.8 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.

Total capital called of R$771.1 million, representing 54.2% of the total capital committed to proprietary funds as of June 30, 2025.

Fair Value of Investments account for R$723.4 million.

Fair Value of Investments
(R$ mm)


697.4
45.7
(2.4)
(14.8)
(2.6)
723.4
1Q'25
Capital Called
Principal Returned
Gross Capital Gain Returned
Depreciation
2Q'25

Per share R$11.01 R$11.44

GP Commitments Overview

Total Capital Committed	**R$1,421.8** million
Total Capital Called	**R$771.1** million
Accum. Capital Returned	**R$161.0** million
Fair Value of Investments	**R$723.4** million

13

See notes and definitions at end of document

VINCI COMPASS

14 Segment Highlights

15 Financials by Segment Fee Related Earnings (FRE) 2Q ’25 YTD by Segment Segment Distributable Earnings (DE) 2Q’25 YTD by Segment Fee Related Earnings (FRE) were R$130.9 million in the 2Q’25 YTD, with 28% of FRE coming from Private Equity, Global IP&S accounting for 26%, Real Assets with 21%, followed by Credit with 17%, Equities accounting for 7% and Corporate Advisory for 2%. Segment Distributable Earnings (DE) were R$160.8 million in the 2Q’25 YTD, with 28% coming from Real Assets, followed by Private Equity with 24%, Global IP&S with 22%, Credit with 17%, Equities accounting for 7% and Corporate Advisory for 2%. R$161 mm R$131 mm 28% 21% 26% 17% 7% 2% 24% 28% 22% 17% 7% 2% Private Equity Real Assets Global IP&S Credit Equities Corporate Advisory

Global Investment Products & Solutions (Global IP&S)

Fee Related Earnings (FRE) of R$12.5 million in the quarter, up 250% YoY, driven mostly by the growth in management fees following the combination with Compass.

Advisory fees of R$17.5 million in the 2Q'25 mainly from upfront fees[1] charged in TPD[2] Alternative.

AUM ended the 2Q'25 at R$230 billion. Global IP&S had R$2.3 billion in net inflows and R$6.4 billion of appreciation, however, the quarter was impacted by a negative R$10.4 billion FX variation on U.S. Dollar Global IP&S funds (mainly TPD Liquid and Alternative).

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
Net revenue from management fees	19,134	65,625	59,691	212%	39,106	125,316	220%
Net revenue from advisory fees	524	22,547	17,527	3,245%	532	40,074	7,433%
Other revenues	–	11,085	10,748	N/A	–	21,833	N/A
Total Fee Related Revenues	**19,659**	**99,257**	**87,966**	**347%**	**39,639**	**187,223**	**372%**
Segment personnel expenses	(2,188)	(6,299)	(5,841)	167%	(4,376)	(12,140)	177%
Other G&A expenses	(2,881)	(7,043)	(8,383)	191%	(5,508)	(15,426)	180%
Placement fee amortization and rebates	–	(9,438)	(9,683)	N/A	–	(19,122)	N/A
Corporate center expenses	(4,777)	(42,022)	(39,995)	737%	(8,958)	(82,017)	816%
Bonus compensation related to management and advisory	(6,255)	(13,419)	(11,598)	85%	(11,009)	(25,017)	127%
Total Fee Related Expenses	**(16,101)**	**(78,221)**	**(75,501)**	**369%**	**(29,851)**	**(153,722)**	**415%**
FEE RELATED EARNINGS (FRE)	**3,557**	**21,035**	**12,466**	**250%**	**9,787**	**33,501**	**242%**
FRE Margin (%)	*18.1%*	*21.2%*	*14.2%*		*24.7%*	*17.9%*	
Net revenue from performance fees	214	1,295	536	150%	223	1,830	721%
Realized performance fees	*214*	*1,295*	*536*	*150%*	*223*	*1,830*	*721%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(107)	(562)	(265)	148%	(111)	(828)	645%
PERFORMANCE RELATED EARNINGS (PRE)	**107**	**732**	**270**	**153%**	**112**	**1,003**	**795%**
PRE Margin (%)	*50.0%*	*56.6%*	*50.5%*		*50.2%*	*54.8%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	169	296	397	135%	227	692	205%
SEGMENT DISTRIBUTABLE EARNINGS	**3,834**	**22,063**	**13,133**	**243%**	**10,127**	**35,196**	**248%**
Segment DE Margin (%)	*19.1%*	*21.9%*	*14.8%*		*25.3%*	*18.5%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	24,845	230,551	228,773	821%	24,845	228,773	821%
AVERAGE FEE RATE (%)	0.33%	0.13%	0.13%		0.34%	0.13%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	24,845	180,855	182,317	634%	24,845	182,317	634%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.33%	0.17%	0.16%		0.34%	0.16%	


Global IP&S AUM
Breakdown by Strategy
Commingled Fund
1%
Pension Plans
1%
Other[3]
1%
Custody & Execution
3%
Separate Mandate
8%
Global Solutions
8%
R$230 bn
AUM
TPD Liquid
47%
TPD Alternative
31%

16

See notes and definitions at end of document

Credit

Fee related earnings (FRE) in the 2Q'25 posted a 97% increase year-over-year, driven by higher management fees from both inorganic and organic growth, coming from fundraising, deployment and portfolio appreciation across various strategies and geographies.

Our one-stop-shop credit platform continues to gain momentum, with R$1.6 billion in new capital formation across private credit and liquid strategies, both local-to-local and cross-border, fully aligned with our strong fundraising pipeline for the year.

Total AUM of R$30 billion, up 258% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
Net revenue from management fees	14,483	52,818	54,518	276%	27,666	107,336	288%
Net revenue from advisory fees	–	–	–	N/A	280	–	(100)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**14,483**	**52,818**	**54,518**	**276%**	**27,945**	**107,336**	**284%**
Segment personnel expenses	(1,310)	(6,851)	(6,928)	429%	(2,673)	(13,779)	415%
Other G&A expenses	(688)	(2,561)	(3,191)	364%	(1,452)	(5,752)	296%
Placement fee amortization and rebates	–	(8,065)	(7,525)	N/A	–	(15,590)	N/A
Corporate center expenses	(3,609)	(17,123)	(17,207)	377%	(6,337)	(34,330)	442%
Bonus compensation related to management and advisory	(3,049)	(8,017)	(8,196)	169%	(5,545)	(16,213)	192%
Total Fee Related Expenses	**(8,655)**	**(42,617)**	**(43,047)**	**397%**	**(16,007)**	**(85,664)**	**435%**
FEE RELATED EARNINGS (FRE)	**5,828**	**10,202**	**11,471**	**97%**	**11,939**	**21,673**	**82%**
FRE Margin (%)	*40.2%*	*19.3%*	*21.0%*		*42.7%*	*20.2%*	
Net revenue from performance fees	3,405	16	4,507	32%	3,412	4,522	33%
Realized performance fees	*3,405*	*16*	*4,507*	*32%*	*3,412*	*4,522*	*33%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(1,508)	(2)	(1,959)	30%	(1,512)	(1,961)	30%
PERFORMANCE RELATED EARNINGS (PRE)	**1,898**	**13**	**2,548**	**34%**	**1,902**	**2,561**	**35%**
PRE Margin (%)	*55.7%*	*86.6%*	*56.5%*		*55.7%*	*56.6%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	2,340	1,477	1,816	(22)%	3,982	3,292	(17)%
SEGMENT DISTRIBUTABLE EARNINGS	**10,066**	**11,692**	**15,835**	**57%**	**17,823**	**27,527**	**54%**
Segment DE Margin (%)	*49.8%*	*21.5%*	*26.0%*		*50.4%*	*23.9%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	8,311	28,764	29,908	260%	8,311	29,908	260%
AVERAGE FEE RATE (%)	0.75%	0.76%	0.76%		0.75%	0.76%	



Credit AUM
Breakdown by Strategy
Agribusiness
3%
Diversified Private
Credit
5%
Structured Credit
& Confirming
9%
Opportunistic
Capital Solutions
11%
Real Estate &
Infrastructure
Credit
11%
Hard Currency High
Grade & High Yield
24%
Local Currency
High Grade &
High Yield
37%
R$30 bn
AUM

17

VINCI COMPASS

Private Equity

Fee Related Earnings (FRE) totaled R$ 17.6 million in the quarter, representing a 40% year-over-year decrease. This decrease is due solely to the catch-up fees recognized in the 2Q'24 from the strong fundraising of the VCP IV strategy in that quarter, which ended in the 4Q24, thus not occurring again in 2025. Excluding this effect and considering only recurring management fees, FRE grew 21% year-over-year.

In July, our VCP team completed the acquisition of AGV, bringing VCP IV's capital deployment to approximately 40% of total commitments. The team continues to source new investment opportunities for deployment and pursue exits across Funds II and III, while our VIR team is focused on structuring our next impact investing vintage, VIR V.

Total AUM of R$16 billion, up 2% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
Net revenue from management fees	43,480	31,294	30,710	(29)%	69,764	62,005	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**43,480**	**31,294**	**30,710**	**(29)%**	**69,764**	**62,005**	**(11)%**
Segment personnel expenses	(1,080)	(1,168)	(1,178)	9%	(2,146)	(2,346)	9%
Other G&A expenses	(1,183)	(798)	(1,393)	18%	(1,716)	(2,191)	28%
Placement fee amortization and rebates	(298)	(367)	(363)	22%	(607)	(730)	20%
Corporate center expenses	(6,884)	(6,032)	(6,518)	(5)%	(12,334)	(12,550)	2%
Bonus compensation related to management and advisory	(4,571)	(3,497)	(3,636)	(20)%	(7,677)	(7,134)	(7)%
Total Fee Related Expenses	**(14,017)**	**(11,861)**	**(13,088)**	**(7)%**	**(24,481)**	**(24,949)**	**2%**
FEE RELATED EARNINGS (FRE)	**29,464**	**19,433**	**17,622**	**(40)%**	**45,284**	**37,055**	**(18)%**
FRE Margin (%)	*67.8%*	*62.1%*	*57.4%*		*64.9%*	*59.8%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
(+) Realized GP investment income	–	–	1,692	N/A	–	1,692	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**29,464**	**19,433**	**19,314**	**(34)%**	**45,284**	**38,747**	**(14)%**
Segment DE Margin (%)	*67.8%*	*62.1%*	*59.6%*		*64.9%*	*60.8%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**12,385**	**13,287**	**12,710**	**3%**	**12,385**	**12,710**	**3%**
AVERAGE FEE RATE (%)	**1.57%**	**1.00%**	**1.01%**		**1.29%**	**1.00%**	

Private Equity AUM Breakdown by Flagship



Other 4%
VIR IV 6%
VCP II 16%
R$16 bn AUM
VCP III 55%
VCP IV 19%

18

Equities

Fee Related Revenues grew 36% year-over-year; however, due to higher expenses following the combination with Compass, Fee Related Earnings (FRE) declined in the period.

Performance Related Earnings (PRE) grew 102% year-over-year to R$1.9 million in the 2Q'25, driven by the positive performance of stock markets. A highlight was our Latam Equity Fund, which delivered consistent results in the first half of the year and ranked in the top quartile.

Total AUM of R$16 billion, up 64% year-over-year.

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
Net revenue from management fees	13,762	18,794	18,686	36%	27,726	37,480	35%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**13,762**	**18,794**	**18,686**	**36%**	**27,726**	**37,480**	**35%**
Segment personnel expenses	(834)	(2,269)	(2,969)	256%	(1,723)	(5,238)	204%
Other G&A expenses	(475)	(2,121)	(1,497)	215%	(819)	(3,618)	342%
Placement fee amortization and rebates	–	(1,551)	(1,402)	N/A	–	(2,953)	N/A
Corporate center expenses	(3,382)	(5,701)	(5,991)	77%	(6,272)	(11,692)	86%
Bonus compensation related to management and advisory	(2,267)	(2,562)	(2,601)	15%	(4,271)	(5,163)	21%
Total Fee Related Expenses	**(6,958)**	**(14,203)**	**(14,460)**	**108%**	**(13,084)**	**(28,663)**	**119%**
FEE RELATED EARNINGS (FRE)	**6,804**	**4,591**	**4,226**	**(38)%**	**14,642**	**8,817**	**(40)%**
FRE Margin (%)	*49.4%*	*24.4%*	*22.6%*		*52.8%*	*23.5%*	
Net revenue from performance fees	1,679	1,767	3,299	96%	3,936	5,066	29%
Realized performance fees	*1,679*	*1,767*	*3,299*	*96%*	*3,936*	*5,066*	*29%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(749)	(786)	(1,426)	90%	(1,750)	(2,212)	26%
PERFORMANCE RELATED EARNINGS (PRE)	**929**	**982**	**1,873**	**102%**	**2,184**	**2,854**	**31%**
PRE Margin (%)	*55.3%*	*55.6%*	*56.8%*		*55.5%*	*56.3%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**7,733**	**5,573**	**6,099**	**(21)%**	**16,826**	**11,671**	**(31)%**
Segment DE Margin (%)	*50.1%*	*27.1%*	*27.7%*		*53.1%*	*27.4%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**9,426**	**14,739**	**15,502**	**64%**	**9,426**	**15,502**	**64%**
AVERAGE FEE RATE (%)	**0.61%**	**0.55%**	**0.51%**		**0.61%**	**0.53%**	



Equities AUM
Breakdown by Strategy
Argentina 2%
LatAm 4%
Mexico 7%
Chile 17%
R$16 bn AUM
Brazil 70%

19

VINCI COMPASS

20 Real Assets Total AUM of R$12 billion, up 14% year - over - year. R$12 bn AUM Fee Related Earnings grew 25% year - over - year, reflecting strong business momentum driven by catch - up fees from the final closing of VICC and inorganic growth. Segment DE posted a 25% year - over - year increase, driven by the recognition of performance fees from the FIP Infra Transmissão fund, which were initially booked as unrealized. This dynamic results on a neutral PRE as realized and unrealized performance fees offset each other, but a positive impact on Segment DE with Realized performance and GP Investment income. ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 27% 58,960 46,327 37% 31,963 26,997 23,275 Net revenue from management fees (6)% 2,322 2,471 (78)% 473 1,850 2,197 Net revenue from advisory fees N/A 374 – N/A 197 177 – Other revenues 26% 61,656 48,798 28% 32,633 29,024 25,471 Total Fee Related Revenues 115% (6,040) (2,813) 99% (3,054) (2,986) (1,535) Segment personnel expenses 162% (5,450) (2,080) 162% (2,676) (2,774) (1,023) Other G&A expenses 7% (413) (384) N/A 1,181 (1,594) (192) Placement fee amortization and rebates¹ 29% (13,642) (10,593) 33% (7,712) (5,931) (5,810) Corporate center expenses 15% (8,912) (7,764) 8% (4,829) (4,083) (4,470) Bonus compensation related to management and advisory 46% (34,457) (23,636) 31% (17,089) (17,368) (13,031) Total Fee Related Expenses 8% 27,199 25,161 25% 15,543 11,656 12,440 FEE RELATED EARNINGS (FRE) 44.1% 51.6% 47.6% 40.2% 48.8% FRE Margin (%) (100)% 1 315 (100)% 1 – 315 Net revenue from performance fees 129% 8,713 3,798 129% 8,713 – 3,798 Realized performance fees 150% (8,711) (3,483) 150% (8,711) – (3,483) Unrealized performance fees (77)% (32) (139) (77)% (32) – (139) Performance based compensation N/A (31) 176 N/A (31) – 176 PERFORMANCE RELATED EARNINGS (PRE) N/A 55.9% N/A N/A 55.9% PRE Margin (%) 150% 8,711 3,483 150% 8,711 – 3,483 ( - ) Unrealized performance fees 150% (3,083) (1,233) 150% (3,083) – (1,233) (+) Unrealized performance compensation (3)% 12,184 12,576 (2)% 9,672 2,512 9,870 (+) Realized GP investment income 12% 44,981 40,162 25% 30,813 14,168 24,735 SEGMENT DISTRIBUTABLE EARNINGS 54.5% 61.6% 60.4% 44.9% 63.2% Segment DE Margin (%) 13% 12,026 10,625 13% 12,026 11,839 10,625 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.05% 0.90% 1.13% 0.98% 0.91% AVERAGE FEE RATE (%) Real Estate 53% Infrastructure 32% Forestry 15% Real Assets AUM Breakdown by Strategy See notes and definitions at end of document

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$3.9 million in the 2Q'25 and R$2.7 million in the 2Q'25 YTD.

Deal activity began to pick up in the 2Q'25, following macroeconomic uncertainties in the first quarter. We anticipate continued improvement in the second half of the year.

(R$ THOUSANDS, UNLESS MENTIONED)	2Q'24	1Q'25	2Q'25	Δ YoY (%)	2Q'24 YTD	2Q'25 YTD	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	8,760	457	8,220	(6)%	18,557	8,677	(53)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**8,760**	**457**	**8,220**	**(6)%**	**18,557**	**8,677**	**(53)%**
Segment personnel expenses	(609)	(553)	(712)	17%	(1,162)	(1,265)	9%
Other G&A expenses	(285)	(134)	(284)	(0)%	(455)	(418)	(8)%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,287)	(844)	(1,061)	(18)%	(2,342)	(1,905)	(19)%
Bonus compensation related to management and advisory	(2,768)	(167)	(2,267)	(18)%	(5,861)	(2,433)	(58)%
Total Fee Related Expenses	**(4,949)**	**(1,697)**	**(4,323)**	**(13)%**	**(9,820)**	**(6,020)**	**(39)%**
FEE RELATED EARNINGS (FRE)	3,810	(1,240)	3,897	2%	8,737	2,657	(70)%
FRE Margin (%)	*43.5%*	*N/A*	*47.4%*		*47.1%*	*30.6%*	
SEGMENT DISTRIBUTABLE EARNINGS	3,810	(1,240)	3,897	2%	8,737	2,657	(70)%
Segment DE Margin (%)	*43.5%*	*N/A*	*47.4%*		*47.1%*	*30.6%*	

21

VINCI COMPASS

22 Supplement Details

AUM[1] Rollforward

For the Three Months Ended June 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**231,924**	**29,389**	**16,481**	**14,793**	**11,965**	**304,552**
(+/-) Capital Subscription / (capital return)	(2)	121	(161)	–	23	(18)
(+) Capital Subscription	*0*	*206*	–	–	*237*	*443*
(-) Capital Return	*(2)*	*(84)*	*(161)*	–	*(214)*	*(461)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*2,276*	*1,442*	–	*(505)*	*(17)*	*3,196*
(+/-) FX Variation	*(10,421)*	*(945)*	*(131)*	*(236)*	*(60)*	*(11,793)*
(+/-) Appreciation / (depreciation)	*6,377*	*451*	*(420)*	*1,500*	*213*	*8,120*
Ending balance	**230,155**	**30,459**	**15,769**	**15,552**	**12,123**	**304,057**

For the Twelve Months Ended June 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**25,057**	**8,499**	**15,524**	**9,463**	**10,669**	**69,212**
(+/-) Capital Subscription / (capital return)	(10)	2,058	228	–	(277)	2,000
(+) Capital Subscription	*0*	*2,595*	*463*	–	*349*	*3,407*
(-) Capital Return	*(10)*	*(537)*	*(235)*	–	*(626)*	*(1,408)*
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / Outflow	*(8,171)*	*577*	–	*(191)*	*(35)*	*(7,819)*
(+/-) FX Variation	*(11,618)*	*(995)*	*(61)*	*(241)*	*(23)*	*(12,938)*
(+/-) Appreciation / (depreciation)	*8,890*	*1,539*	*77*	*2,166*	*(216)*	*12,456*
Ending balance	**230,155**	**30,459**	**15,769**	**15,552**	**12,123**	**304,057**

23

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AUM[1] Rollforward

For the Three Months Ended June 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**230,551**	**28,764**	**13,287**	**14,739**	**11,839**	**299,180**
(+/-) Capital Subscription / (capital return)	(2)	121	(142)	–	52	29
(+) Capital Subscription	–	*206*	–	–	*237*	*443*
(-) Capital Return	*(2)*	*(84)*	*(142)*	–	*(185)*	*(414)*
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / Outflow	*2,241*	*1,448*	–	*(495)*	*(17)*	*3,177*
(+/-) FX Variation	*(10,395)*	*(925)*	*(131)*	*(235)*	*(60)*	*(11,747)*
(+/-) Appreciation / (depreciation)	*6,379*	*500*	*(303)*	*1,493*	*212*	*8,281*
Ending balance	**228,773**	**29,908**	**12,710**	**15,502**	**12,026**	**298,920**

For the Twelve Months Ended June 30, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**24,845**	**8,311**	**12,385**	**9,426**	**10,625**	**65,592**
(+/-) Capital Subscription / (capital return)	(10)	2,060	247	–	(248)	2,049
(+) Capital Subscription	–	*2,595*	*463*	–	*349*	*3,407*
(-) Capital Return	*(10)*	*(535)*	*(216)*	–	*(597)*	*(1,358)*
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / Outflow	*(8,252)*	*645*	–	*(162)*	*(35)*	*(7,804)*
(+/-) FX Variation	*(11,591)*	*(974)*	*(61)*	*(240)*	*(23)*	*(12,888)*
(+/-) Appreciation / (depreciation)	*8,304*	*1,527*	*139*	*2,161*	*(298)*	*11,834*
Ending balance	**228,773**	**29,908**	**12,710**	**15,502**	**12,026**	**298,920**

24

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	2Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	246.0	17.0%	22.6%	15.3%	19.0%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	847.6	11.1%	19.3%	10.3%	14.0%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	338.1	9.1%	17.5%	13.6%	18.2%	IBOV	IBOV
Compass CRECE+	Equities	170.5	11.9%	19.8%	25.4%	23.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	348.2	(17.0)%	(22.5)%	23.2%	351.6%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,479.8	7.9%	30.3%	23.6%	40.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	721.9	4.7%	8.4%	10.3%	15.9%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	543.1	4.0%	7.4%	8.6%	16.9%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	323.3	4.4%	8.4%	12.6%	24.8%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	4,301.0	1.9%	4.9%	9.1%	20.6%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,773.8	1.4%	4.0%	9.8%	24.5%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	1,933.1	2.3%	4.8%	10.7%	23.8%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	820.5	3.6%	7.1%	12.8%	29.4%	CDI	N/A
Compass Yield 30	Credit	2,032.8	3.5%	7.2%	13.2%	31.1%	CDI	CDI
Compass Deuda Plus	Credit	438.0	1.5%	4.1%	10.5%	17.7%	N/A	N/A
Compass Renta Fija-B	Credit	753.8	1.3%	3.1%	4.9%	9.2%	CEMBI Broad Div	N/A

Benchmark	2Q'25	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	2.9%	6.8%	12.7%	24.2%
IBOV[6]	6.6%	15.4%	12.1%	17.6%
S&P/BMV IPC[7]	11.6%	18.6%	13.6%	14.9%
S&P MERVAL[8]	(14.7)%	(21.3)%	23.7%	362.4%
CDI[9]	3.3%	6.4%	12.1%	25.2%
IPCA	0.9%	3.0%	5.4%	9.8%
CEMBI Broad Div[10]	1.6%	4.3%	8.5%	20.6%
CEMBI Broad Div HY[11]	1.4%	3.9%	9.2%	25.1%
PIP Cetes 28D[12]	2.2%	4.7%	10.3%	23.2%

25

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	2Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	99.2	2.8%	5.7%	10.7%	20.4%	CDI	CDI
Atlas Strategy	Global IP&S	212.5	2.7%	4.4%	12.1%	18.0%	CDI	CDI
Vinci Valorem FIM	Global IP&S	839.9	2.4%	4.4%	8.7%	16.4%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	887.0	1.4%	2.8%	6.4%	13.1%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	85.9	(0.2)%	1.5%	4.4%	10.2%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,987.8	2.5%	12.0%	(2.2)%	5.6%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,287.2	5.6%	20.9%	13.0%	(8.1)%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	417.9	(0.6)%	9.2%	(17.8)%	(33.1)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	154.7	11.4%	3.8%	(0.8)%	(12.4)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	132.6	9.1%	20.1%	0.1%	13.9%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	387.9	1.1%	2.3%	3.1%	3.6%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	48.7	4.5%	9.1%	6.3%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	314.9	(0.6)%	27.1%	(42.3)%	(42.8)%	N/A	N/A

Benchmark	2Q'25	YTD	12 M	24 M
CDI[2]	3.3%	6.4%	12.1%	25.2%
IMA-B[3]	2.8%	6.0%	9.0%	17.9%
IPCA[4]	0.9%	3.0%	5.4%	9.8%
IFIX[5]	5.2%	11.8%	4.1%	10.4%

26

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,865	2,046	3,910	1.9x	1.0x	8.7%	-0.4%
VCP III	Private Equity	2018	4,000[13]	2,501	287	5,174	5,461	2.1x	2.1x	25.5%	24.0%
VCP IV	Private Equity	2022	3,879[13]	793	–	1,027	1,027	1.2x	1.2x	NM	NM
VCP Strategy[2]	Private Equity		9,526	6,563	7,282	8,326	15,608	2.3x	2.1x	64.6%	70.2%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	98	223	321	2.4x	1.8x	21.7%	14.2%
VIR IV	Private Equity	2020	1,000	728	167	757	923	1.4x	1.3x	21.5%	19.4%
VIR Strategy[4]	Private Equity		1,276	875	291	980	1,271	1.5x	1.5x	21.8%	26.2%
SPS I	Credit	2018	128	206	311	51	362	2.3x	1.8x	24.9%	18.3%
SPS II	Credit	2020	671	1,062	1,088	583	1,670	2.2x	2.2x	22.7%	22.7%
SPS III	Credit	2021	1,071	1,504	646	1,369	2,015	2.4x	2.3x	24.7%	22.2%
SPS IV	Credit	2025	1,073	63	–	63	63	NM	NM	NM	NM
SPS Strategy[5]	Credit		2,943	2,835	2,045	2,066	4,111	2.3x	2.2x	23.7%	21.8%
MAV I	Credit	2022	165	165	152	87	239	1.4x	1.4x	18.8%	20.1%
MAV II	Credit	2023	205	205	36	207	243	1.2x	1.3x	18.5%	11.2%
MAV III	Credit	2025	220	60	2	63	65	NM	NM	NM	NM
MAV Strategy[6]	Credit		590	431	190	356	547	1.3x	1.3x	18.6%	15.2%
Lacan Florestal I	Real Assets	2012	253	253	255	323	579	2.3x	1.3x	11.4%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	593	718	2.0x	1.5x	12.5%	6.9%
Lacan Florestal III	Real Assets	2020	501	390	–	530	530	1.4x	1.3x	12.5%	9.3%
Lacan Florestal IV	Real Assets	2023	172	109	–	126	126	1.2x	1.2x	20.4%	21.3%
Lacan Strategy[7]	Real Assets		1,281	1,108	380	1,572	1,952	1.8x	1.3x	12.0%	5.2%
FIP Transmissão[8]	Real Assets	2017	211	104	289	90	379	3.7x	2.7x	56.6%	40.7%
VIAS[9]	Real Assets	2021	386	350	–	512	512	1.5x	1.3x	18.1%	12.9%
VICC[10]	Real Assets	2022	1,784	151	–	151	151	1.0x	1.0x	NM	NM
VFDL[11]	Real Assets	2021	422	331	16	373	389	1.2x	1.1x	9.6%	6.8%
Vinci Credit Infra[12]	Credit	2022	1,848	1,250	42	1,351	1,393	1.2x	1.2x	NM	NM

27

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$1.20 or US$0.22 of Adjusted Distributable Earnings per common share for the 2Q'25. The company declared a quarterly dividend of US$0.15[2] per common share to record holders as of August 25, 2025; payable on September 9, 2025.

As of June 30, 2025, there was no remaining authorization for the share repurchase plan.

($ in thousands)	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25
Adjusted Distributable Earnings (R$)	51,820	63,641	49,605	58,401	57,104	73,946	62,306	75,760
Adjusted Distributable Earnings (US$)[1]	10,647	12,829	9,801	10,331	9,872	12,804	11,027	13,964
Adjusted DE per Common Share (US$)[2]	0.20	0.24	0.18	0.19	0.19	0.20	0.17	0.22
Actual Dividend per Common Share[3]	**0.17**	**0.20**	**0.17**	**0.17**	**0.16**	**0.15**	**0.15**	**0.15**

VINP Shares	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25
Shares Repurchased								
# of Shares	705,518	93,249	533,981	220,135	374,834	607,643	683,148	173,762
Average Cost (US$/share)	10.14	10.50	10.64	10.82	10.38	10.28	10.07	9.47
Capital Deployed (US$)	7,150,845	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[4]	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420
Common Shares	**53,872,066**	**53,778,817**	**53,244,836**	**53,245,448**	**52,870,614**	**64,046,355**	**63,363,207**	**63,244,659**

28

See notes and definitions at end of document

VINCI COMPASS

29 Reconciliations and Disclosures

30 Financials - Income Statement ∆ YoY (%) 2Q'25 YTD 2Q'24 YTD ∆ YoY (%) 2Q'25 1Q'25 2Q'24 (R$ thousands, unless mentioned) REVENUES 86% 391,098 210,589 71% 195,569 195,529 114,134 Net revenue from management fees 45% 11,419 7,886 49% 8,342 3,077 5,613 Net revenue from performance fees 77% 20,131 11,369 87% 17,054 3,077 9,096 Realized performance fees 150% (8,711) (3,483) 150% (8,711) – (3,483) Unrealized performance fees 134% 51,073 21,840 128% 26,220 24,853 11,481 Net revenue from advisory N/A 22,206 – N/A 10,944 11,262 – Other revenues 98% 475,796 240,315 84% 241,075 234,721 131,228 Total net revenues from services rendered OPERATING EXPENSES 54% (64,871) (42,128) 42% (33,127) (31,744) (23,380) Bonus related to management and advisory 43% (5,033) (3,512) 47% (3,683) (1,350) (2,503) Performance based compensation 71% (8,116) (4,745) 81% (6,766) (1,350) (3,736) Realized 150% 3,083 1,233 150% 3,083 – 1,233 Unrealized 53% (69,904) (45,640) 42% (36,810) (33,094) (25,883) Total compensation and benefits 174% (40,807) (14,893) 174% (20,682) (20,125) (7,556) Segment personnel expenses 173% (32,854) (12,030) 167% (17,423) (15,431) (6,535) Other general and administrative expenses 3816% (38,807) (991) 3,531% (17,792) (21,015) (490) Placement fee amortization and rebates 233% (156,136) (46,837) 205% (78,484) (77,652) (25,750) Corporate center expenses 181% (338,508) (120,391) 159% (171,191) (167,317) (66,214) Total expenses 14% 137,288 119,924 7% 69,884 67,404 65,014 Operating profit OTHER GP AND FINANCIAL INCOME AND EXPENSES (15)% 15,070 17,759 160% 11,064 4,006 4,250 GP Investment income 6% 17,861 16,785 10% 13,576 4,285 12,379 Realized gain from GP investment income N/A (2,791) 975 (69)% (2,512) (279) (8,128) Unrealized gain from GP investment income 52% 36,227 23,783 91% 21,804 14,423 11,421 Financial income 52% 36,227 23,783 91% 21,804 14,423 11,421 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income 74% (7,480) (4,292) 79% (3,722) (3,758) (2,076) Leasing expenses (73)% (9,623) (36,241) (76)% (5,165) (4,458) (21,249) Other items¹ N/A (6,197) – N/A (3,996) (2,201) – Equity gain (loss) 2% (11,997) (11,808) 24% (6,994) (5,003) (5,660) Equity - based compensation N/A (6,341) – N/A (3,471) (2,870) – Management contract amortization² (93)% (873) (13,007) (95)% (618) (255) (11,674) Non - operational expenses³ N/A 8,786 (23,806) N/A 8,902 (116) (24,988) Total Other Items 52% 146,073 96,118 97% 78,785 67,288 40,026 Profit before income taxes 6% (23,372) (22,063) 3% (12,012) (11,360) (11,679) ( - ) Income taxes⁴ 66% 122,701 74,055 136% 66,773 55,928 28,347 NET INCOME (95)% 650 12,912 (96)% 422 228 11,604 (+) Non - operational expenses (including Income Tax effect) N/A (18,992) 7,669 N/A (10,851) (8,141) 3,870 ( - ) Contingent consideration adjustment related to acquisitions⁵ 10% 104,360 94,636 29% 56,345 48,015 43,821 ADJUSTED NET INCOME See notes and definitions at end of document

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'24	1Q'25	2Q'25	2Q'24 YTD	2Q'25 YTD
OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to performance fees	2,503	1,350	3,683	3,512	5,033
FEE RELATED EARNINGS (FRE)	61,904	65,677	65,224	115,550	130,901
OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from management fees	(114,134)	(195,529)	(195,569)	(210,589)	(391,098)
(-) Net revenue from advisory	(11,481)	(24,853)	(26,220)	(21,840)	(51,073)
(-) Other revenues	–	(11,262)	(10,944)	–	(22,206)
(+) Bonus related to management and advisory	23,380	31,744	33,127	42,128	64,871
(+) Personnel expenses	7,556	20,125	20,682	14,893	40,807
(+) Other general and administrative expenses	6,535	15,431	17,423	12,030	32,854
(+) Placement fee amortization and rebates	490	21,015	17,792	991	38,807
(+) Corporate center expenses	25,750	77,652	78,484	46,837	156,136
PERFORMANCE RELATED EARNINGS (PRE)	3,110	1,727	4,660	4,374	6,387
OPERATING PROFIT	65,014	67,404	69,884	119,924	137,288
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(+) Realized gain from GP investment income	12,379	4,285	13,576	16,785	17,861
SEGMENT DISTRIBUTABLE EARNINGS	79,643	71,689	89,088	138,959	160,777
NET INCOME	28,347	55,928	66,773	74,055	122,701
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
(+) Income tax from unrealized performance fees	(401)	–	(1,004)	(401)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	(1,233)	–	(3,083)	(1,233)	(3,083)
(-) Unrealized gain from GP investment income	8,128	279	2,512	(975)	2,791
(+) Income tax on unrealized gain from GP investment income	(987)	694	(2,672)	(704)	(1,978)
(-) Unrealized gain from financial income	0	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	5,863	(9,546)	(12,932)	11,619	(22,478)
(+) Income tax on contingent consideration	(1,993)	1,405	2,081	(3,950)	3,486
(+) Depreciation and amortization	1,873	6,231	6,250	3,764	12,481
(+) Equity-based compensation	3,529	5,003	4,333	9,677	9,336
(-) Income Taxes on Equity-based compensation	188	(117)	371	(241)	254
(+) Equity gain (loss)	–	2,201	3,996	–	6,197
(+) Non-operational expenses including income tax related to realized expense[2]	11,604	228	422	12,912	650
ADJUSTED DISTRIBUTABLE EARNINGS	58,401	62,306	75,759	108,006	138,065
TOTAL NET REVENUE FROM SERVICES RENDERED	131,228	234,721	241,075	240,315	475,796
(-) Net revenue from realized performance fees	(9,096)	(3,077)	(17,054)	(11,369)	(20,131)
(-) Net revenue from unrealized performance fees	3,483	–	8,711	3,483	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	125,615	231,644	232,733	232,429	464,377

31

See notes and definitions at end of document

VINCI COMPASS

32 Balance Sheet 6/30/2025 3/31/2025 Assets Current assets 189,190 163,782 Cash and cash equivalents 100,449 126,844 Cash and bank deposits 58,148 36,938 Financial instruments at fair value through profit or loss 30,593 - Financial instruments at amortized cost 1,449,809 1,488,809 Financial instruments at fair value through profit or loss 189,754 162,569 Trade receivables 645 1,770 Sub - leases receivable 11,614 11,200 Taxes recoverable 57,596 66,398 Other assets 1,898,608 1,894,528 Total current assets Non - current assets 135,644 127,710 Financial instruments at fair value through profit or loss 6,036 6,334 Financial instruments at amortized cost 6,024 15,603 Trade receivables 3,749 3,910 Sub - leases receivable 3,887 3,969 Taxes recoverable 29,254 29,889 Deferred taxes 39,323 40,287 Other receivables 223,917 227,702 55,455 53,781 Investments accounted for using the equity method 65,274 60,279 Property and equipment 126,571 135,768 Right of use - Leases 1,052,105 1,054,859 Intangible assets 1,523,322 1,532,389 Total non - current assets 3,421,930 3,426,917 Total Assets 6/30/2025 3/31/2025 Liabilities and equity Current liabilities 9,366 12,290 Trade payables 16,106 11,786 Financial instruments at fair value through profit or loss – 15,514 Deferred Revenue 31,804 35,031 Leases 35,231 36,792 Accounts payable 100,640 62,645 Labor and social security obligations 25,786 27,632 Loans and Financing 23,255 26,264 Taxes and contributions payable 242,188 227,954 Total current liabilities Non - current liabilities 110,631 116,025 Leases 6,319 8,658 Labor and social security obligations 722,617 763,298 Loans and Financing 2,839 5,237 Deferred taxes 454,387 416,135 Retirement plans liabilities 1,296,793 1,309,353 1,538,981 1,537,307 Total liabilities Equity 18 18 Share capital 2,094,601 2,097,712 Additional paid - in capital (306,608) (300,082) Treasury shares 101,177 87,214 Retained Earnings (4,443) 5,717 Other reserves 1,884,745 1,890,579 (1,796) (969) Non - controlling interests in the equity of subsidiaries 1,882,949 1,889,610 Total equity 3,421,930 3,426,917 Total liabilities and equity

33 Notes to page 3 1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . Notes to page 5 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . 5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Last twelve months values are calculated as the sum of the last four quarters . Notes to page 6 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 7 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 9 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . 2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . Notes to page 12 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

34 Notes to page 12 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of June 30 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 2 Q’ 25 Financial Statements filed within the SEC on August 12 , 2025 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of June 30 , 2025 . For more detail, please see the Financial Statements filed within the SEC on August 12 , 2025 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 2 Q’ 25 Financial Statements filed within the SEC on August 12 , 2025 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 1) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans, Fund Services and Vinci Retirement Services . Notes to page 20 1) Placement Fees Amortization and Rebates in the 2 Q 25 was positive following a reversion in the accounting methodology for one of our business units Notes to page 23 1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 24 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 25 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

35 Notes to page 25 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 27 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . 2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 1 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 1 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 2 Q’ 25 . 6) Track record for MAV strategy is presented as of 2 Q’ 25 . 7) Track record for Lacan strategy is presented as of 2 Q’ 25 . 8) Track record for FIP Infra is presented as of 1 Q’ 25 . 9) Track record for VIAS is presented as of 1 Q’ 25 . 10) Total commitments for VICC are presented as of 1 Q’ 25 . 11) Track record for VFDL is presented as of 2 Q’ 25 . 12) Track record for Vinci Credit Infra is presented as of 2 Q’ 25 . 13) Committed capital for VCP III and VCP IV also consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Notes and Definitions (cont’d)

36 Notes to page 28 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 4254 , as of August 08 , 2025 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of June 30 , 2025 , Public Float was comprised of 11 , 433 , 246 Class A common shares . Notes to page 30 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On June 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes to page 31 1) Contingent consideration adjustment (after - tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future . On June 30 , 2025 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes and Definitions (cont’d)

37 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

38 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

39 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

40 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL